Extreme Home Staging, Inc.
(Name changed to Q Lotus Holdings, Inc.)
500 North Dearborn Street, Suite 605
Chicago, IL 60654
Tel:   312-379-1800
Fax:   312-379-1801

August 6, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Branch Chief

Re:           Extreme Home Staging, Inc.
Form 8-K/A Filed June 16, 2010
File No. 0-52955

Ladies and Gentlemen:

On behalf of Extreme Home Staging, Inc. (the “Company”), set forth below are the Company’s responses to the Commission’s comments given by letter dated July 19, 2010 from Jennifer Thompson, Branch Chief (the “Comment Letter”).  The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

Form 8-K/A Filed June 16, 2010

General

1.           We note the disclosures throughout your filing concerning your May 2010 acquisition of mining rights and your future plans to become a diversified investment company.  In future filings, including your upcoming June 30, 2010 Form 10-Q, please ensure that you clearly describe to your investors your current business, which we assume will solely comprise ownership of the mining rights.  Please clearly differentiate your current business from any future plans of development, and disclose the expected timing of any future plans of development. Additionally, ensure that your future filings include all disclosures required by Industry Guide 7, since it appears from your current disclosures that you plan to engage in significant mining operations.

Response:  In accordance with the request of the staff, in future filings, we will more clearly describe our current business, which at this time solely consists of the ownership of mining rights.  We will also more clearly differentiate our current business from that of our future plans of development.  We will also ensure our disclosures are adequate and complete and industry specific as applicable.

Please be advised at present, the properties to which we own such mining rights are not active mines.  To date no mining activities have yet to take place.  As a result our disclosures are limited commensurate with our business and the activities regarding the properties.  Our disclosures in future filings will be made clearer to reflect our then current activities.

Financial Statements of Q Lotus, Inc. as of March 31. 2010

Note 4 - Subsequent Events, page F7

2.           We note that at your inception on March 31, 2010, your only asset was $804,882 of cash.  We also note your disclosure that on May 10, 2010, you entered into four mineral rights agreements, whereby you acquired the mining rights of certain properties in exchange for a revenue sharing arrangement.  We have the following comments:

a. Please tell us from whom you acquired these mining rights, including whether they were acquired from a related party.

Response: The mining rights were acquired from unrelated third parties.  Such parties are identified in the exhibits attached to the Form 8-K/A.

b. Please tell us what consideration you gave in exchange for these mining rights.  If the consideration was other than cash or a note payable, please tell us how you valued the consideration given.

Response: As consideration for the mining rights, the Company has agreed to pay the transferors a fee in the future based on the profits and performance of Q Lotus. In valuing such consideration (rights to receive fees in the future) the Company considered many factors in determining an appropriate fair value of the consideration/rights. Given that no monetary consideration was paid, given that no minimum payments have been guaranteed, and given that the Company currently does not have any active business/cash flow or means to pay for such rights, the fair value of the consideration was determined to be de minimus and therefore valued at zero.  The assets acquired provide no further support of fair values since there appears to be no objective support to measure the value of the rights within reasonable limits that any value can be realized.  It should be noted, the Company has no plans on mining such property.  The Company merely plans to utilize the mining assets as collateral for its Asset Backed Notes that it plans to underwrite.  Q Lotus currently has no active business.  This basis appears reasonable and appropriate in the circumstances.

c. We note from disclosures elsewhere in your filing that the fair value of the in-situ gold and other mineral assets is $182 billion.  Since we assume that the consideration that you gave in exchange for these mining rights was valued at a significantly lower amount, please explain to us how you were able to acquire the rights to resources with such a high fair value for a relatively small amount of consideration.  Your response should address whether you paid fair value for these mining rights and should also address any factors that cause the mining rights to have a significantly lower fair value than the in-situ resources.  In this regard, your response should explain any previous development of those properties, the type of mining that you plan to do to extract these resources, the relative difficulty and expense of such mining operations, and any other information that would explain the disparity between the value of the mining rights and the disclosed fair value of the in-situ resources.  Also tell us your expected timing for mining these resources and whether you expect to hire a third party to perform the mining operations for you.

Response: The Company acquired the mining rights with no plans to develop the property in the future.  As described above, to date no mining activities have yet to take place.  The properties are not active working mines, only raw land.  The Company will compensate the transferors in the manner described above.  In this regard no upfront monetary consideration was given. The values implied by the independent third party appraisers represent gross in ground mineral values.  No studies have been performed as to the magnitude of the cost necessary to extract any value and at present, based on the information available, no reliable estimates as to the realizable nature of the assets can be determined.  Therein is the basis as to why the Company agreed to compensate the transferors based on the future operations of Q Lotus, based on the ability of the Company to monetize the value of the rights in some manner.

d. Considering the above requested information, please explain to us how you accounted for the acquisition of these mining rights, including the specific accounting literature that you relied upon.

Response: As described above, the Company did not exchange any monetary consideration for the acquired mining rights.  The Company will account for the mining rights in accordance with the guidance described with respect to “Nonmonetary Transactions”.  The general rule requires the asset to be recorded at its fair value.  However, the exception to the general rule requires the asset to be recorded at the book value of the asset relinquished reduced, if applicable, by any pre-exchange impairment in value.  If both the fair value of the asset being relinquished and the fair value of the asset being received are not reasonably determinable, the recorded amount (book value) of the asset relinquished may be the only amount available to objectively measure the transactions.  The fair value is not considered determinable within reasonable limits if there are major uncertainties with respect to the amount that would be realized for such assets.  Therefore, since no monetary consideration was exchanged and no guarantees of monetary consideration were promised, the rights will be recorded at a zero cost basis.  Based on the underlying substance of the transactions this accounting appears appropriate.   Payments to the transferors for future fees will be charged to expense when incurred.

e. Please disclose the above information in future filings, including your upcoming June 30, 2010 Form 10-Q.

Response: In future filings the Company will modify its disclosures accordingly, to more accurately reflect the above-described matters.

Please be advised, that the Company will amend its Form 8-K/A filing to clarify the points described above.  The Company will modify in the Form 8-K/A any discussions of indicated values with respect to the mining rights and will ensure that any references to the appraisal reports are made clear that such values may not reflect in any manner the value of the rights that may be realized, since the appraisal reported values are based on certain assumptions, which may be effected by many factors outside the control of the Company.  These changes will be reflected in the sections titled “Business Overview”, “Management Discussion & Analysis” and “Properties”, redlined copies of which are attached hereto for your information.

The Company hereby acknowledges that

• the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 312-379-1800 (Extension 1) with any comments or questions regarding the Company’s response.

           Very truly yours,

/s/ Marckensie Theresias
      Marckensie Theresias
Chief Executive Officer

cc:           Securities and Exchange Commission
Yong Kim

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Properties:

Q Lotus, Inc. our wholly owned subsidiary, owns the rights, titles, and interest in a portfolio of gold and other mineral assets. All of the assets are free and clear of any liens and encumbrances. The Company received appraisal reports from independent third parties for each of the properties acquired.  The Company’s gold and other mineral assets were deemed to have a fair market value by qualified independent sources of one hundred eighty two billion ($182 Billion USD)   Complete valuation reports and assignments are attached as Exhibits.  Such values implied in any of the attached appraisal reports may not reflect in any manner the value of the rights that may be realized, since the reported appraisal values are based on certain assumptions that may be effected by many factors outside the control of the Company.

Complete valuation reports and assignments are attached as Exhibits

Q Lotus, Inc.
Summary of Mineral Assets Acquired May 10, 2010

Legend Number	Claim Name	Location	Geologist	Valuation	Estimated Value of In-Situ Resources	Exhibits Attached
1	Harley Dome #10	Grand County, UT	Dell R. Foutz	The in place value was calculated using the current value of the noble metals in the carbonaceous ore. The avg depth was 23 ft with an ore density equal to 100 lbs per cu ft. The net value is $13,225 per ton. Total amount of ore equals 4,007,520 tons.	$53,000,000,000	Exhibit # 10.3
2	Harley Dome #11	Grand County, UT	Dell R. Foutz	The in place value was calculated using the current value of the noble metals in the carbonaceous ore. The avg depth was 23 ft with an ore density equal to 100 lbs per cu ft. The net value is $13,225 per ton. Total amount of ore equals 4,007,520 tons.	$53,000,000,000	Exhibit # 10.3
3	CORA, KEENAN, KELSO Claims	Pinal County, AZ	Ron Parker	The amount of in-situ resources in the form of precious metals and saleable commodities in the claims located in the alluvial black sands deposits are based on an over view of the Magnetite Placer deposits. Magnetite is the proven ore type as defined in the drilling of the alluvial fan.	$60,142,682,452	Exhibit # 10.4
4	RAMEX Portfolio	Jackson County, OR	Robert L. Salmon	The estimated value of the total reserves of silica claims on the Quartz Mountain is based on the amount of tonage in the 400 acre block at 100 feet depth which equals approximately 175,000,000 tons worth $80 per ton. This is by no means the total of the deposit.	$14,000,000,000	Exhibit # 10.5
5	Lucky Strike Portfolio	Jackson County, OR	ALS Laboratory Group	The analysis conducted consisted of a 30 gram gold fire acid digestion and lithium metaborate fusion with Inductively Coupled Plasma finish. The gold over limit analysis was 30 gram fire assay fusion with gravimetric finsih.	$2,280,000,000	Exhibit # 10.6
Summary
The multi-element analysis performed on the mineral deposits include proven ore types of precious metals such as magnetite, ilmenite, sand & gravel, gold, silver, platinum, palladium, and rhodium. The in-situ resources in the form of precious metals and saleable commodities in the 32 BLM Claims has an aggregate value equal to $182.4 Billion.
					$182.4 Billion

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Item 2:   Management Discussion & Analysis and Plan of Operations:
Since the acquisition of Q Lotus, Inc. on June 11, 2010, the Company has not yet commenced operations.  The Company’s future business plan is to operate as an investment company.

In order to operate as an investment company, the Company will require raising substantial capital from investors to deploy for its investment strategy.  The Company believes that an underwriting of its corporate Notes would generate Qualified Institutional Buyers interest if the corporate Notes to be issued by the Company were secured by assets which the note holders can foreclose on in the event of default by the Company in its failure to repay principal or interest on the Notes.  In pursuing this plan, the Company’s strategy is to contract with owners of sizable blocks of assets and seek to enter into a profit sharing agreement with these entities.

Consistent with the foregoing strategy, on May 11, 2010 the Company acquired rights to certain mining properties in exchange for a fee based on the future performance of Q Lotus from deploying its investment strategy.

At this time, the Company has no plans to conduct any mining activities of any of the properties.  The Company merely plans to utilize these assets as collateral for its Asset Backed Notes it plans to underwrite.

None of the mining claim property owners are affiliates of the Company.

When the Company is successful in raising funds, we plan to operate as a diversified investment company.  We plan to make capital investments in a variety of privately held companies.  We anticipate that our primary revenue-generating source will come from our capital investments (both loans and equity) into startups with proprietary technology and medium sized businesses with an established operating history.

Our principal objective is long-term capital appreciation.  We may invest in debt securities of these companies, or may acquire an equity interest in the form of common or preferred stock, warrants or options to acquire stock or the right to convert the debt securities into stock.  We may invest alone, or as part of a larger investment group.   In addition, we may acquire either a minority or controlling interest in mature companies in a roll-up strategy.    The objective of acquisitions pursuant to a roll-up strategy would be to consolidate an industry and either sell the acquired entities as a larger unit, or take the unit public through an initial public offering, spin-off to our shareholders, or reverse merger into a publicly traded shell corporation.

Our common stock trades on the over the counter bulletin board under the symbol “EXSG.”

We plan to initiate corporate bond offerings to raise capital for our planned investments utilizing as collateral our portfolio of gold and other mineral assets held by our wholly owned subsidiary Q Lotus, Inc. The portfolio of mineral assets were deemed by independent sources to have a fair market value of approximately one hundred eighty two billion dollars ($182Billion USD).  The proceeds generated from the bond offerings will be deployed in our investments in our portfolio companies.

We plan to raise approximately $500,000,000 as our initial bond offering.  We plan to complete the bond offering documents within 30 -60 days after which we plan to  meet with several investment banking firms to select an underwriter.  We believe it may take 90-120 days for the offering to be completed.  and receipt of a minimum of $200,000,000 to be received.
There can be no assurances as to the success of the bond offering and the determination of the dollar value of the funds that will be raised

We will initially be offering Senior Notes that will bear a coupon interest rate of 4.75% and have a maturity of 5 years from the date of issuance with a "call" feature at 101% of par value in 36 months.

The Senior Notes will have at least a 5:1 asset valuation to debt ratio and there will be a "set aside" of not less than 24 months interest from the initial sale of the bonds.    The bonds will be secured by the portfolion of gold and other mineral assets described under “Properties”.

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Business Overview:

The Company will operate as a diversified investment company whereby the Company plans to make capital investments in a variety of privately held companies.  The Company anticipates that the primary revenue-generating source will come from interest, dividends and capital appreciation the Company will generate from its capital investments (both loans and equity) in both (i) startup companies with proprietary technology and (ii) medium sized businesses with an established operating history.

We plan to initiate corporate bond offerings to raise capital for our planned investments utilizing as collateral our portfolio of gold and other minerals held by our wholly owned subsidiary Q Lotus, Inc.  By independent appraisals at the time of the closing of the acquisition of Q Lotus, Inc. the company’s gold and other mineral assets were determined by qualified experts to have a fair market value of approximately one hundred eighty two  billion dollars ($182 Billion USD).  The proceeds generated from the bond offerings will be deployed in our investments in our portfolio companies and for operating expenses.